SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                            Maxus Realty Trust, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    57774B109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Malcolm F. MacLean IV
                      c/o Mercury Real Estate Advisors LLC
                              100 Field Point Road
                               Greenwich, CT 06830
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 27, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57774B109
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Mercury Real Estate Advisors LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     91,431

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     91,431

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     91,431

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.1%

14. TYPE OF REPORTING PERSON*

     CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 57774B109
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Mercury Special Situations Fund LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     80,656

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     80,656

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     80,656

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.3%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 57774B109
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Malcolm F. MacLean IV

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER


8.   SHARED VOTING POWER

     91,431

9.   SOLE DISPOSITIVE POWER


10.  SHARED DISPOSITIVE POWER

     91,431

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     91,431

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.1%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 57774B109
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     David R. Jarvis

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER


8.   SHARED VOTING POWER

     91,431

9.   SOLE DISPOSITIVE POWER


10.  SHARED DISPOSITIVE POWER

     91,431

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     91,431

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.1%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 57774B109
          ---------------------

--------------------------------------------------------------------------------
Item 1.   Security and Issuer.

     Issuer: Maxus Realty Trust, Inc., 104 Armour Road, North Kansas City, Missouri, 64116.

     Security: Common Stock, par value $0.01 per share (the "Shares").

--------------------------------------------------------------------------------
Item 2.   Identity and Background.

      This Schedule 13D is being filed by Mercury Real Estate Advisors LLC, a Delaware limited liability company ("MREA"), Mercury Special Situations Fund LP ("MSSF"), a Delaware limited partnership, and Malcolm F. MacLean IV and David R. Jarvis, the managing members of MREA and Mercury Securities II LLC, the general partner of MSSF (each of MREA, MSSF, and Messrs. MacLean and Jarvis are referred to herein as a "Reporting Person" and collectively are referred to as the "Reporting Persons").

The principal business address of the Reporting Persons is 100 Field Point Road, Greenwich, CT, 06830. The principal business of Messrs. MacLean and Jarvis, and MREA is to provide investment management; the principal business of MSSF is to act as a private investment fund.

None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.   Source and Amount of Funds or Other Consideration.

      The total amount of funds required by the Reporting Person to acquire the Shares was $1,221,134.20

      No borrowed funds were used to purchase the Shares.
--------------------------------------------------------------------------------
Item 4.   Purpose of Transaction.

      The Reporting Persons acquired their Shares of the Issuer for investment purposes.

      The Reporting Persons may, from time to time, acquire additional Shares or dispose of all or some of the Shares, in each case in open market or private transactions, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

      Although it has no definitive plans to do so, the Reporting Persons may also engage in and may plan for their engagement in:

     (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

     (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

     (3)  a sale or transfer of a material amount of assets of the Issuer;

     (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (5) any material change in the present capitalization or dividend policy of the Issuer;

     (6) any other material change in the Issuer's business or corporate structure;

     (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

     (10) any action similar to those enumerated above.

      Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

--------------------------------------------------------------------------------
Item 5.   Interest in Securities of the Issuer.

      As of the date hereof, MREA may be deemed to be the beneficial owner of 91,431 Shares, constituting 7.1% of the Shares of the Issuer. MREA believes there to be 1,289,000 Shares outstanding as of August 13, 2004.

MREA has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 91,431 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 91,431 Shares.

      As of the date hereof, MSSF may be deemed to be the beneficial owner of 80,656 Shares, constituting 6.3% of the Shares of the Issuer, based upon the 1,289,000 Shares outstanding as of August 13, 2004.

MSSF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 80,656 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 80,656 Shares.

      As of the date hereof, Malcolm F. MacLean IV may be deemed to be the beneficial owner of 91,431 Shares, constituting 7.1% of the Shares of the Issuer, based upon the 1,289,000 Shares outstanding as of August 13, 2004.

Malcolm F. MacLean has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 91,431 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 91,431 Shares.

      As of the date hereof, David R. Jarvis may be deemed to be the beneficial owner of 91,431 Shares, constituting 7.1% of the Shares of the Issuer, based upon the 1,289,000 Shares outstanding as of August 13, 2004.

David R. Jarvis has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 91,431 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 91,431 Shares.

      The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

      The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B attached hereto and were effected through broker transactions.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

--------------------------------------------------------------------------------
Item 7.   Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares of the Issuer

------------------------------------------------------------------------------

                                    SIGNATURE


     The Undersigned, after reasonable inquiry and to the best of their knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

MERCURY SPECIAL SITUATIONS FUND LP

By: Mercury Securities II LLC,
    General Partner

By: /s/ Malcolm F. MacLean IV
    -------------------------
        Malcolm F. MacLean IV, Managing Member


MERCURY REAL ESTATE ADVISORS LLC

By: /s/ Malcolm F. MacLean IV
    -------------------------
        Malcolm F. MacLean IV, Managing Member

MALCOLM F. MACLEAN IV

/s/ Malcolm F. MacLean IV
-------------------------

DAVID R. JARVIS

/s/ David R. Jarvis
-------------------


November 8, 2004



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                    AGREEMENT


The undersigned, agree that this Schedule 13D dated November 8, 2004 relating to the Common Stock, par value $0.01 per share of Maxus Realty Trust, Inc. shall be filed on behalf of the undersigned.


MERCURY SPECIAL SITUATIONS FUND LP

By: Mercury Securities II LLC,
    General Partner

By: /s/ Malcolm F. MacLean IV
    -------------------------
        Malcolm F. MacLean IV, Managing Member


MERCURY REAL ESTATE ADVISORS LLC

By: /s/ Malcolm F. MacLean IV
-----------------------------
        Malcolm F. MacLean IV, Managing Member

MALCOLM F. MACLEAN IV

/s/ Malcolm F. MacLean IV
-------------------------

DAVID R. JARVIS

/s/ David R. Jarvis
-------------------


November 8, 2004

                                                                       Exhibit B

                           TRANSACTIONS IN THE SHARES

                   Mercury Special Situations Fund LP

                                   Quantity
Date of                            Purchased
Transaction                        (Sold)               Unit Cost
-----------                        ------               ---------

08/27/04                              100.00            14.18000
08/31/04                            1,387.00            13.97190
09/02/04                            2,500.00            13.53600
09/13/04                              500.00            13.59000
09/14/04                            2,000.00            13.48750
09/16/04                              207.00            13.59217
09/21/04                            1,264.00            13.36387
09/23/04                            3,150.00            13.03416
09/28/04                            1,000.00            13.02500
09/30/04                              100.00            13.17000
09/30/04                              200.00            13.49400
10/12/04                            1,850.00            13.53811
10/28/04                            8,067.00            14.30276
10/29/04                            8,788.00            15.01781
11/01/04                            1,500.00            15.01620
11/04/04                              575.00            15.32129
                                  -----------          ----------
                                   33,188.00

             Mercury Special Situations Offshore Fund, Ltd.

                                   Quantity
Date of                            Purchased
Termination                        (Sold)               Unit Cost
-----------                        ------               ---------

10/04/04                              500.00              13.31000
10/07/04                              100.00              13.38000
10/27/04                            1,400.00              13.79071
10/28/04                            2,000.00              14.30840
10/29/04                            5,000.00              15.01910
11/04/04                              575.00              15.32129
                                   -----------           ----------
                                    9,575.00              14.602282

                 Mercury Real Estate Securities Fund LP

                                   Quantity
Date of                            Purchased
Transaction                        (Sold)               Unit Cost
-----------                        ------               ---------

08/31/04                              900.00              13.97190
09/30/04                              300.00              13.49400
                                    --------              --------
                                    1,200.00              13.85243

23127.0001 #523259